United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Iron ore operations, S11D

Interim Financial Statements

September 30, 2024

VALE

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on April 25, 2023 (Nos. 333-271248 and 333-271248- 01) and in the registration statements on Form F-3 (POSASR) filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on April 13, 2023 (Nos. 333-258466 and 333-258466-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Interim Financial Statements	2

Exhibit 15.1-Awareness Letter of PricewaterhouseCoopers Auditores Independentes Ltda	9

2

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim
financial statements

We have reviewed the accompanying consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of September 30, 2024, and the related consolidated interim income statement and statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024 and September 30, 2023 and the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2024 and September 30, 2023, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated February 22, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2023, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, October 24, 2024

/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.

3

Consolidated Interim Income Statement

In millions of United States dollars, except earnings per share

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Net operating revenue	4(b)	9,553	10,623	27,932	28,730
Cost of goods sold and services rendered	5(a)	(6,281)	(6,309)	(17,997)	(17,198)
Gross profit		3,272	4,314	9,935	11,532

Operating expenses
Selling and administrative	5(b)	(139)	(150)	(416)	(407)
Research and development		(192)	(188)	(537)	(492)
Pre-operating and operational stoppage	25	(89)	(115)	(272)	(342)
Other operating revenues (expenses), net	5(c)	823	(586)	1,288	(1,263)
Operating income		3,675	3,275	9,998	9,028

Financial income	6	129	100	316	327
Financial expenses	6	(373)	(362)	(1,077)	(1,079)
Other financial items, net	6	(130)	(123)	(1,302)	(320)
Equity results and other results in associates and joint ventures	14 and 24	(574)	94	(338)	44
Income before income taxes		2,727	2,984	7,597	8,000

Income taxes	7	(336)	(127)	(750)	(2,337)

Net income		2,391	2,857	6,847	5,663
Net income (loss) attributable to noncontrolling interests		(21)	21	(13)	98
Net income attributable to Vale's shareholders		2,412	2,836	6,860	5,565

Basic and diluted earnings per share attributable to Vale's shareholders	8
Common share (US$)		0.56	0.66	1.60	1.27

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Comprehensive Income

In millions of United States dollars

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Net income		2,391	2,857	6,847	5,663
Other comprehensive income:
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		764	(1,439)	(4,475)	1,574
Retirement benefit obligations		(20)	54	24	42
Fair value adjustment to investment in equity securities		-	-	-	13
		744	(1,385)	(4,451)	1,629

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(88)	86	1,293	(317)
Net investment hedge	18(h)	35	(68)	(223)	77
Cash flow hedge	18(h)	-	(16)	-	(2)
Reclassification of cumulative translation adjustments to income statement (i)	15(a) and 15(c)	(136)	-	(1,133)	-
		(189)	2	(63)	(242)
Comprehensive income		2,946	1,474	2,333	7,050

Comprehensive income attributable to noncontrolling interests		4	18	11	102
Comprehensive income attributable to Vale's shareholders		2,942	1,456	2,322	6,948

(i) Mainly related to the effect of the reclassification of cumulative translation adjustments of Vale Oman Distribution Center and PT Vale Indonesia Tbk in the amounts of US$112 and US$1,063, respectively (notes 15a and 15c).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Interim Statement of Cash Flows

In millions of United States dollars

		Nine-month period ended September 30,
	Notes	2024	2023
Cash flow from operations	9(a)	9,589	11,667
Interest on loans and borrowings paid	9(c)	(644)	(543)
Cash received on settlement of derivatives, net	18(d)	94	242
Payments related to the Brumadinho event	23	(588)	(913)
Payments related to de-characterization of dams	25	(405)	(319)
Interest on participative shareholders' debentures paid	20	(149)	(127)
Income taxes (including settlement program) paid		(1,443)	(1,631)
Net cash generated by operating activities		6,454	8,376

Cash flow from investing activities:
Capital expenditures	4(c)	(4,121)	(3,802)
Payments related to the Samarco dam failure	24	(304)	(425)
Cash received (paid) from disposal and acquisition of investments, net	9(b)	2,717	(67)
Dividends received from associates and joint ventures		54	105
Short-term investment		51	80
Other investing activities, net		(4)	17
Net cash used in investing activities		(1,607)	(4,092)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	2,922	1,950
Payments of loans and borrowings to third parties	9(c)	(2,176)	(633)
Payments of leasing	22	(133)	(139)
Dividends and interest on capital paid to Vale’s shareholders	28(d)	(3,914)	(3,473)
Dividends and interest on capital paid to noncontrolling interest		-	(8)
Shares buyback program	28(c)	(409)	(2,670)
Acquisition of additional stake in VOPC	15(g)	-	(130)
Net cash used in financing activities		(3,710)	(5,103)

Net increase (decrease) in cash and cash equivalents		1,137	(819)
Cash and cash equivalents in the beginning of the period		3,609	4,736
Effect of exchange rate changes on cash and cash equivalents		(225)	50
Cash and cash equivalents from subsidiaries acquired and sold, net		75	-
Cash and cash equivalents at end of the period		4,596	3,967

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Interim Statement of Financial Position

In millions of United States dollars

	Notes	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	21	4,596	3,609
Short-term investments	21	53	51
Accounts receivable	10	3,001	4,197
Other financial assets	13	223	271
Inventories	11	4,946	4,684
Recoverable taxes	7(e)	714	900
Judicial deposits	26(c)	-	611
Other		267	444
		13,800	14,767
Non-current assets held for sale	15(c)	-	3,933
		13,800	18,700
Non-current assets
Judicial deposits	26(c)	606	798
Other financial assets	13	155	593
Recoverable taxes	7(e)	1,385	1,374
Deferred income taxes	7(b)	9,875	9,565
Other		1,357	1,257
		13,378	13,587

Investments in associates and joint ventures	14	4,097	1,872
Intangibles	16	11,541	11,631
Property, plant, and equipment	17	46,070	48,396
		75,086	75,486
Total assets		88,886	94,186

Liabilities
Current liabilities
Suppliers and contractors	12	5,353	5,272
Loans and borrowings	21	842	824
Leases	22	157	197
Other financial liabilities	13	1,550	1,676
Taxes payable	7(e)	1,257	1,314
Settlement program ("REFIS")	7(c)	396	428
Liabilities related to Brumadinho	23	978	1,057
Liabilities related to associates and joint ventures	24	2,322	837
De-characterization of dams and asset retirement obligations	25	937	1,035
Provisions for litigation	26(a)	117	114
Employee benefits	27	887	964
Other		378	376
		15,174	14,094
Liabilities associated with non-current assets held for sale	15(c)	-	561
		15,174	14,655
Non-current liabilities
Loans and borrowings	21	12,578	11,647
Leases	22	608	1,255
Participative shareholders' debentures	20	2,406	2,874
Other financial liabilities	13	2,654	3,373
Settlement program ("REFIS")	7(c)	1,229	1,723
Deferred income taxes	7(b)	966	870
Liabilities related to Brumadinho	23	1,412	2,003
Liabilities related to associates and joint ventures	24	2,352	3,590
De-characterization of dams and asset retirement obligations	25	5,511	6,694
Provisions for litigation	26(a)	814	885
Employee benefits	27	1,284	1,381
Streaming transactions		1,945	1,962
Other		241	293
		34,000	38,550
Total liabilities		49,174	53,205

Equity	28
Equity attributable to Vale's shareholders		38,295	39,461
Equity attributable to noncontrolling interests		1,417	1,520
Total equity		39,712	40,981
Total liabilities and equity		88,886	94,186

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Interim Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981
Net income		-	-	-	-	-	-	6,860	6,860	(13)	6,847
Other comprehensive income		-	-	(2,174)	-	55	(2,419)	-	(4,538)	24	(4,514)
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(2,364)	-	-	-	(1,608)	(3,972)	-	(3,972)
Transactions with noncontrolling interests (i)	15(c) and 15(d)	-	-	-	-	895	-	-	895	(114)	781
Shares buyback program	28(c)	-	-	-	(409)	-	-	-	(409)	-	(409)
Share-based payment program	27(a)	-	-	-	2	(4)	-	-	(2)	-	(2)
Balance as of September 30, 2024		61,614	1,139	17,339	(3,911)	(828)	(42,310)	5,252	38,295	1,417	39,712

Balance as of December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358
Net income		-	-	-	-	-	-	5,565	5,565	98	5,663
Other comprehensive income		-	-	743	-	42	598	-	1,383	4	1,387
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(437)	-	-	-	(1,744)	(2,181)	-	(2,181)
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(37)	(37)
Transactions with noncontrolling interests	15(g)	-	-	-	-	3	-	-	3	(59)	(56)
Shares buyback program	28(c)	-	-	-	(2,670)	-	-	-	(2,670)	-	(2,670)
Treasury shares canceled	28(b)	-	-	(4,164)	4,164	-	-	-	-	-	-
Share-based payment program	27(a)	-	-	-	26	(3)	-	-	23	-	23
Balance as of September 30, 2023		61,614	1,139	16,886	(3,460)	(1,633)	(40,377)	3,821	37,990	1,497	39,487

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of US$1,628 (note 15c) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of US$1,514 (note 15d).

The accompanying notes are an integral part of these interim financial statements.

8

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

As part of its strategy, Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Ore Solutions" and "Energy Transition Metals" (note 4).

Iron Ore Solutions – Comprise iron ore extraction and iron ore pellet production, as well as the North, South, and Southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern

System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.

•	Iron ore pellets: Vale operates six pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Indonesia and nickel refining facilities in the United Kingdom and Japan. Vale also has nickel operations in Onça Puma, located in the State of Pará.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale Canada also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

9

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

2. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2023. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 24, 2024.

a) New and amended standards

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of income statement, requires disclosure of ‘management-defined performance measures’ and includes new requirements for aggregation and disaggregation of financial information of the primary financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027, and the Company is currently assessing the potential impacts arising from the standard.

Certain other new accounting standards, amendments and interpretations have been published recently, however, that are not yet mandatory or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

					Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2024	December 31, 2023	2024	2023	2024	2023
US Dollar ("US$")	5.4481	4.8413	5.5454	4.8803	5.2445	5.0083
Canadian dollar ("CAD")	4.0314	3.6522	4.0660	3.6404	3.8549	3.7228
Euro ("EUR")	6.0719	5.3516	6.0918	5.3122	5.7036	5.4249

10

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3. Significant events and transaction related to third quarter of 2024

•	Definitive Settlement related to the Samarco Mineração S.A. (“Samarco”) dam failure – In October 2024 (subsequent event), Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities, are considering the general terms for a new agreement (“Definitive Settlement”), which redefines and expands the measures for the reparation and compensation related to the collapse of the Samarco dam. As a result, Vale recognized an additional provision of US$956, recorded in the income statement as “Equity results and other results in associates and joint ventures”. Further details are presented in note 24 of these interim financial statements.

•	Debentures public offering – In October 2024 (subsequent event), the Board of Directors approved the issuance of simple, non-convertible debentures in the total amount of US$1 billion (R$6 billion) with maturities of 10, 12, and 15 years. The proceeds will be used in infrastructure projects related with the railway concessions, contributing to the liquidity risk management of the Company.

•	Divestment in Vale Oman Distribution Center (“VODC”) – In September 2024, the Company completed the sale of 50% equity interest in VODC to AP Oryx Holdings LLC, for US$600. As a result, VODC became a joint venture, and Vale recognized a gain of US$1,222 in the income statement as “other operating expenses, net”. Further details are presented in note 15(a) of these interim financial statements.

•	Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – In August 2024, the Company completed the acquisition of the entire stake held by Cemig Geração e Transmissão S.A. in Aliança Energia, for US$493 (R$2,737 million). As a result, Vale holds 100% of the shareholding and consolidates Aliança Energia, recording a gain of US$305 in the income statement as “Equity results and other results in associates and joint ventures” due to the remeasurement to fair value of the previously held equity interest. Further details are presented in note 15(b) of these interim financial statements.

•	Shareholder Remuneration – In July 2024, the Board of Directors approved shareholder remuneration in the amount of US$1,608, which was fully paid in September 2024. Further details are presented in note 28(d) of these interim financial statements.

•	Bond Buyback – In July 2024, Vale redeemed bonds maturing in 2026, 2036, and 2039, totaling US$970 and paid a premium of US$50, recorded in the income statement as “financial expenses”. Further details are presented in note 9(c) of these interim financial statements.

4. Information by business segment and geographic area

In 2024, consistently with the reports analyzed by the executive committee and Board of Directors, the Company changed its adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” (note 14) excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) impairments.

Therefore, the Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other. The comparative information in these interim financial statements was revised to reflect this change in the adjusted EBITDA definition.

Additionally, as a result of the reorganization of assets and the governance established for the Energy Transition Metals segment, the “Other” segment was reorganized for a better allocation of direct effects on the Iron Ore Solutions and Energy Transition Metals businesses. These effects were allocated to each segment starting from the nine-month period ended September 30, 2024.

11

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023 (revised)	2024	2023 (revised)
Iron ore		2,844	3,799	8,422	9,670
Iron ore pellets		790	751	2,396	2,200
Other ferrous products and services		97	146	259	366
Iron Solutions		3,731	4,696	11,077	12,236

Nickel		(66)	110	59	703
Copper		360	269	995	725
Other energy transition metals		(46)	6	(142)	6
Energy Transition Metals		248	385	912	1,434

Other (i)		(364)	(650)	(943)	(1,527)

Adjusted EBITDA		3,615	4,431	11,046	12,143

Depreciation, depletion and amortization		(748)	(780)	(2,255)	(2,215)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		1,050	(122)	1,905	(279)
EBITDA from associates and joint ventures		(242)	(254)	(698)	(621)
Operating income		3,675	3,275	9,998	9,028

Equity results and other results in associates and joint ventures	14	(574)	94	(338)	44
Financial results	6	(374)	(385)	(2,063)	(1,072)
Income before income taxes		2,727	2,984	7,597	8,000

(i) Includes expenses from Vale Base Metals Limited that were not allocated to the operating segment in the amounts of US$20 and US$66 for the three and nine-month period ended September 30, 2024, respectively.

(ii) Includes adjustments of US$94 and US$243 for the three and nine-month period ended September 30, 2024, respectively (2023: US$47 and US$134, respectively), to reflect the performance of the streaming transactions at market prices.

b) Net operating revenue by shipment destination

	Three-month period ended September 30, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	4,554	-	-	115	101	-	4,770
Japan	594	75	-	63	-	-	732
Asia, except Japan and China	653	118	3	102	44	-	920
Brazil	254	435	184	15	-	9	897
United States of America	-	25	-	264	-	2	291
Americas, except United States and Brazil	-	113	-	56	-	-	169
Germany	83	61	-	83	186	-	413
Europe, except Germany	143	50	-	197	339	-	729
Middle East, Africa, and Oceania	-	625	-	7	-	-	632
Net operating revenue	6,281	1,502	187	902	670	11	9,553

12

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	5,613	-	-	193	54	-	5,860
Japan	597	104	-	142	-	-	843
Asia, except Japan and China	595	120	2	82	101	-	900
Brazil	312	406	139	16	-	42	915
United States of America	-	38	-	285	-	-	323
Americas, except United States and Brazil	-	64	1	74	39	-	178
Germany	47	-	1	74	139	-	261
Europe, except Germany	167	19	-	226	283	-	695
Middle East, Africa, and Oceania	-	637	-	11	-	-	648
Net operating revenue	7,331	1,388	143	1,103	616	42	10,623

	Nine-month period ended September 30, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	12,869	-	-	253	287	29	13,438
Japan	1,824	227	1	289	-	-	2,341
Asia, except Japan and China	1,857	269	8	292	244	-	2,670
Brazil	856	1,366	501	35	-	13	2,771
United States of America	-	128	-	638	-	22	788
Americas, except United States and Brazil	-	341	-	320	101	-	762
Germany	240	145	-	260	380	-	1,025
Europe, except Germany	649	102	-	496	937	21	2,205
Middle East, Africa, and Oceania	7	1,903	-	22	-	-	1,932
Net operating revenue	18,302	4,481	510	2,605	1,949	85	27,932

	Nine-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	13,252	2	-	488	163	-	13,905
Japan	1,699	210	-	447	-	-	2,356
Asia, except Japan and China	1,517	228	7	449	145	-	2,346
Brazil	1,034	1,280	368	53	-	93	2,828
United States of America	-	221	-	1,044	-	-	1,265
Americas, except United States and Brazil	1	312	1	340	41	-	695
Germany	185	33	2	371	392	-	983
Europe, except Germany	860	277	-	769	857	-	2,763
Middle East, Africa, and Oceania	-	1,560	-	29	-	-	1,589
Net operating revenue	18,548	4,123	378	3,990	1,598	93	28,730

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

13

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Capital expenditures by segment

	Three-month period ended September 30,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Sustaining capital (i)	677	327	18	1,022	609	357	30	996
Project execution	323	49	4	376	354	96	18	468
	1,000	376	22	1,398	963	453	48	1,464

	Nine-month period ended September 30,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Sustaining capital (i)	1,971	1,027	52	3,050	1,593	946	93	2,632
Project execution	936	121	14	1,071	845	263	62	1,170
	2,907	1,148	66	4,121	2,438	1,209	155	3,802

(i) According to the Company's shareholders remuneration policy, minimum remuneration to Vale shareholders is calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

d) Assets by geographic area

	September 30, 2024				December 31, 2023
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,578	9,769	32,187	43,534	1,872	9,822	33,769	45,463
Canada	-	1,771	12,015	13,786	-	1,808	11,890	13,698
Americas, except Brazil and Canada	-	-	4	4	-	-	4	4
Indonesia	1,919	-	60	1,979	-	-	59	59
China	-	1	10	11	-	1	14	15
Asia, except Indonesia and China	-	-	663	663	-	-	731	731
Europe	-	-	604	604	-	-	678	678
Oman	600	-	527	1,127	-	-	1,251	1,251
Total	4,097	11,541	46,070	61,708	1,872	11,631	48,396	61,899

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Services	(1,136)	(1,100)	(3,367)	(2,893)
Freight	(1,312)	(1,206)	(3,434)	(2,887)
Depreciation, depletion and amortization	(713)	(747)	(2,154)	(2,097)
Materials	(698)	(736)	(2,059)	(2,043)
Personnel	(707)	(708)	(1,943)	(2,113)
Acquisition of products	(588)	(564)	(1,458)	(1,646)
Fuel, oil and gas	(338)	(417)	(1,070)	(1,227)
Royalties	(325)	(343)	(961)	(895)
Energy	(168)	(215)	(494)	(567)
Others	(296)	(273)	(1,057)	(830)
Total	(6,281)	(6,309)	(17,997)	(17,198)

14

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Personnel	(51)	(65)	(170)	(184)
Services	(37)	(38)	(116)	(106)
Depreciation and amortization	(14)	(12)	(33)	(37)
Other	(37)	(35)	(97)	(80)
Total	(139)	(150)	(416)	(407)

c)       Other operating revenues (expenses), net

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Expenses related to Brumadinho event	23	(126)	(305)	(297)	(687)
Provision for litigations	26(a)	(40)	(78)	(144)	(161)
Profit sharing program		(25)	(29)	(150)	(116)
Impairment and gains (losses) on disposal of non-current assets, net (i)	15(a),15(c), 16, 17	1,144	(75)	2,148	(145)
Others		(130)	(99)	(269)	(154)
Total		823	(586)	1,288	(1,263)

(i) In the nine-month period ended September 30, 2024, includes the gain from the divestment in PT Vale Indonesia Tbk (note 15a) and Vale Oman Distribution Center (note 15c) in the amounts of, respectively, US$1,059 and US$1,222, and net losses on disposal of property, plant and equipment and intangible assets in the amount of US$143 (notes 16 and 17).

6. Financial results

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Financial income
Short-term investments		86	75	242	245
Other		43	25	74	82
		129	100	316	327
Financial expenses
Loans and borrowings interest	9(c)	(197)	(187)	(566)	(542)
Bond premium repurchase	9(c)	(50)	-	(50)	(22)
Interest on supplier liabilities		(41)	(58)	(131)	(149)
Interest on REFIS		(21)	(38)	(72)	(114)
Interest on lease liabilities	22	(13)	(14)	(41)	(44)
Other		(51)	(65)	(217)	(208)
		(373)	(362)	(1,077)	(1,079)
Other financial items, net
Foreign exchange and indexation losses, net		(286)	(102)	(912)	(1,328)
Participative shareholders' debentures	20	92	30	15	304
Derivative financial instruments, net	18(c)	64	(51)	(405)	704
		(130)	(123)	(1,302)	(320)
Total		(374)	(385)	(2,063)	(1,072)

15

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7. Taxes

a) Income tax reconciliation

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

From 2024, the Company is subject to OECD Pillar Two model rules in the Netherlands, Switzerland, United Kingdom, Japan, Luxembourg and Canada.

On October 3, 2024 (subsequent event), Provisional Measure No. 1,262/24 (MP) and Normative Instruction RFB No. 2,228/24 (IN) were published in Brazil to align Brazilian tax legislation with the OECD’s GloBE Rules and establish an effective minimum taxation of 15% through an additional Social Contribution on Net Profit (CSLL). The MP and the IN will come into effect from January 1, 2025, subject to a conversion of the MP into law within 120 days.

The Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, notably due to the application of the simplifying rules (“Safe Harbor”) in the GloBE computation.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Income before income taxes		2,727	2,984	7,597	8,000
Income taxes at statutory rate (34%)		(927)	(1,014)	(2,583)	(2,720)
Adjustments that affect the taxes basis:
Tax incentives		448	459	1,215	1,361
Additional of tax loss carryforward		237	495	450	252
Provision related to the Samarco	24	(336)	-	(345)	(1,078)
Gain on divestment in VODC	15(a)	189	-	189	-
Gain on acquisition of Aliança Energia	15(b)	104	-	104	-
Gain on divestment in PTVI	15(c)	-	-	358	-
Effects on tax computation of foreign operations		(97)	(21)	(117)	(53)
Unrecognized tax losses of the year		(23)	(53)	(88)	(104)
Reclassification of cumulative adjustments to the income statement		47	-	25	-
Equity results	14	27	32	88	35
Other		(5)	(25)	(46)	(30)
Income taxes		(336)	(127)	(750)	(2,337)
Current tax		(320)	(278)	(1,692)	(900)
Deferred tax		(16)	151	942	(1,437)
Income taxes		(336)	(127)	(750)	(2,337)

16

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2023	9,565	870	8,695
Effect in income statement	729	(213)	942
Other comprehensive income	519	7	512
Transfer between assets and liabilities	58	58	-
Translation adjustment	(992)	(64)	(928)
Incorporations, acquisitions and divestments (i)	(4)	308	(312)
Balance as of September 30, 2024	9,875	966	8,909

Balance as of December 31, 2022	10,770	1,413	9,357
Effect in income statement	(1,526)	(89)	(1,437)
Other comprehensive income	(2)	33	(35)
Transfer between assets and liabilities	(1)	(1)	-
Translation adjustment	441	(13)	454
Balance as of September 30, 2023	9,682	1,343	8,339

(i) Includes mainly the amount of US$312 related with the deferred income tax liability assumed due to the acquisition of Aliança Geração de Energia S.A. (note 15b).

c)	Income taxes - Settlement program (“REFIS”)

	September 30, 2024	December 31, 2023
Current liabilities	396	428
Non-current liabilities	1,229	1,723
REFIS liabilities	1,625	2,151

SELIC rate	10.75%	11.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$5,393 as of September 30, 2024 (December 31, 2023:US$5,408) which includes the reduction of tax losses in the amount of US$671 as of September 30, 2024 (December 31, 2023: US$754), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	September 30, 2024			December 31, 2023
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	2,046	2,663	4,709	2,144	3,010	5,154
Expenses of interest on capital	1,412	-	1,412	1,511	-	1,511
Proceeding related to income tax paid abroad	478	-	478	512	-	512
Goodwill amortization	833	66	899	606	190	796
Payments to Renova Foundation	156	477	633	167	536	703
Other	468	-	468	468	-	468
	5,393	3,206	8,599	5,408	3,736	9,144

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	172	-	172	183	-	183
	172	-	172	183	-	183

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

17

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Recoverable and taxes payables

	Consolidated
	Current assets		Non-current assets		Current liabilities
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Value-added tax ("ICMS")	267	232	3	5	32	25
Brazilian federal contributions ("PIS" and "COFINS")	328	355	1,042	1,010	21	615
Income taxes	108	302	340	358	1,033	429
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	-	-	65	93
Other	11	11	-	1	106	152
Total	714	900	1,385	1,374	1,257	1,314

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023

Net income attributable to Vale's shareholders	2,412	2,836	6,860	5,565

Thousands of shares
Weighted average number of common shares outstanding	4,269,495	4,314,556	4,276,804	4,387,641
Weighted average number of common shares outstanding and potential ordinary shares	4,274,508	4,318,388	4,281,816	4,391,472

Basic and diluted earnings per share
Common share (US$)	0.56	0.66	1.60	1.27

9. Cash flows reconciliation

a) Cash flow from operating activities

		Nine-month period ended September 30,
	Notes	2024	2023
Cash flow from operating activities:
Income before income taxes		7,597	8,000
Adjusted for:
Equity results and other results in associates and joint ventures	14	338	(44)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 15(c), 16 e 17	(2,148)	145
Review of estimates related to Brumadinho	23	28	324
Review of estimates related to de-characterization of dams	25	(131)	-
Depreciation, depletion and amortization		2,255	2,215
Financial results, net	6	2,063	1,072
Changes in assets and liabilities:
Accounts receivable	10	1,096	1,029
Inventories	11	(606)	(617)
Suppliers and contractors	12	321	945
Other assets and liabilities, net		(1,224)	(1,402)
Cash flow from operations		9,589	11,667

18

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Cash flow from investing activities

		Nine-month period ended September 30,
	Notes	2024	2023
Proceeds from partial disposal of VODC shares	15(a)	600	-
Cash paid for the acquisition of Aliança Energia shares	15(b)	(493)	-
Proceeds from the partial disposal of PTVI shares	15(c)	155	-
Proceeds from the partial disposal of VBML shares	15(d)	2,455	-
Proceeds from the divestment of Companhia Siderúrgica do Pecém	15(h)	-	1,082
Cash contribution to Companhia Siderúrgica do Pecém	15(h)	-	(1,149)
Cash received (paid) from disposal and acquisition of investments, net		2,717	(67)

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2023	7,474	250	4,747	12,471
Additions	1,000	-	1,922	2,922
Payments	(1,024)	(35)	(1,117)	(2,176)
Interest paid (i)	(369)	(16)	(259)	(644)
Cash flow from financing activities	(393)	(51)	546	102
Acquisition of Aliança Energia	213	32	-	245
Effect of exchange rate	(12)	(25)	(1)	(38)
Interest accretion	365	15	260	640
Non-cash changes	566	22	259	847
September 30, 2024	7,647	221	5,552	13,420

December 31, 2022	6,497	280	4,404	11,181
Additions	1,500	-	450	1,950
Payments	(528)	(39)	(66)	(633)
Interest paid (i)	(329)	(20)	(194)	(543)
Cash flow from financing activities	643	(59)	190	774
Effect of exchange rate	7	13	2	22
Interest accretion	353	20	206	579
Non-cash changes	360	33	208	601
September 30, 2023	7,500	254	4,802	12,556

(i)	Classified as operating activities in the statement of cash flows.

Funding

•	In October 2024 (subsequent event), the Company contracted a loan of US$300 with Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027. The proceeds will contribute to the liquidity risk management of the Company.

•	In September 2024, the Company contracted a loan of US$187 with China Construction Bank indexed to SOFR plus spread adjustments and maturing in 2029.

•	In September 2024, the Company contracted a loan of US$300 with Bank of China indexed to SOFR plus spread adjustments and maturing in 2029.

•	In July 2024, the Company contracted a loan of US$475 with The Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027.

•	In June 2024, the Company issued bonds of US$1 billion with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054.

•	In April 2024, the Company contracted a loan of US$90 with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.

19

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	In March 2024, the Company contracted a loan of US$360 with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

•	In March 2024, the Company contracted a loan of US$60 with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.

•	In February 2024, the Company contracted a loan of US$166 with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.

•	In February 2024, the Company contracted a loan of US$34 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.

•	From January to February 2024, the Company contracted a loan of US$250 with Banco Bradesco with a fixed rate maturing in 2025.

•	In March 2023, the Company contracted a loan of US$300 with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR plus spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of US$1,500 with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.

•	In September 2023, the Company contracted a loan of US$150 with Citibank, indexed to Secured Overnight Financing Rate (“SOFR”) with spread adjustments and maturing in 2028.

Payments

•	In August 2024, the Company settled the loan contracted with Credit Agricole Bank, in the amount of US$34.

•	In July 2024, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of US$970 and paid a premium of US$50, recorded as “Bond premium repurchase” in the financial results for the nine-month period ended September 30, 2023.

•	In July 2024, the Company settled the loan contracted with CIBC, in the amount of US$90.

•	In July 2024, the Company settled the loan contracted with The Bank of Nova Scotia, in the amount of US$475.

•	In January 2024, the Company paid principal and interest of debentures, in the amount of US$46.

•	In January 2023, the Company paid principal and interest of debentures, in the amount of US$24.

•	In June 2023, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of US$500 and paid a premium of US$22, recorded as “Bond premium repurchase” in the financial results for the nine-month period ended September 30, 2023.

d) Non-cash transactions

	Nine-month period ended September 30
	2024	2023
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	24	15

20

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

10. Accounts receivable

	Notes	September 30, 2024	December 31, 2023
Receivables from contracts with customers
Third parties
Iron Solutions		2,197	3,406
Energy Transition Metals		750	743
Other		21	3
Related parties	29(b)	82	89
Accounts receivable		3,050	4,241
Expected credit loss		(49)	(44)
Accounts receivable, net		3,001	4,197

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	September 30, 2024
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (US$ million)
Iron ore	23,688	109	+/- 10%	+/- 258
Copper	63	9,524	+/- 10%	+/- 60

11. Inventories

	September 30, 2024	December 31, 2023
Finished products
Iron Solutions	2,615	2,457
Energy Transition Metals	648	640
	3,263	3,097

Work in progress	735	567
Consumable inventory	1,093	1,159

Net realizable value provision (i)	(145)	(139)
Total of inventories	4,946	4,684

(i) In the nine-month period ended September 30, 2024, the effect of provision for net realizable value was US$69 (2023: US$45).

12. Suppliers and contractors

	Notes	September 30, 2024	December 31, 2023
Brazil		3,219	3,461
Abroad		1,816	1,653
Related parties	29(b)	318	158
Total		5,353	5,272

The Company has supplier finance arrangements, which do not substantially modify the original liabilities terms and conditions and remain presented as suppliers. The outstanding balance related to those transactions was US$1,519 as of September 30, 2024 (December 31, 2023: US$1,438), of which US$231 (December 31, 2023: US$221) relates to the structure introduced by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Company’s social pillar.

21

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13. Other financial assets and liabilities

		Current		Non-Current
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	12	4
Derivative financial instruments	18	223	271	88	544
Investments in equity securities		-	-	55	45
		223	271	155	593
Other financial liabilities
Derivative financial instruments	18	43	36	133	95
Other financial liabilities - Related parties	29(b)	119	290	-	-
Liabilities related to the concession grant	13(a)	747	591	2,484	3,278
Advances and other financial obligations		641	759	37	-
		1,550	1,676	2,654	3,373

a) Liabilities related to the concession grant

	Consolidated						Discount rate
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2024	September 30, 2024	December 31, 2023	Remaining term of obligations
Payment obligation	1,130	-	79	(43)	(126)	1,040	11.04%	11.04%	33 years
Infrastructure investment	2,739	(101)	122	(270)	(299)	2,191	6.41% - 6.77%	5.17% - 5.54%	8 years
	3,869	(101)	201	(313)	(425)	3,231
Current liabilities	591					747
Non-current liabilities	3,278					2,484
Liabilities	3,869					3,231

The Company is currently discussing with the Brazilian Ministry of Transport the general conditions for Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) concessions contracts, both of which are currently being fulfilled by Vale in accordance with the contracts in place.

The potential change in the agreements is still uncertain as it is subject to conclusion of the negotiations and approval by the Company and relevant authorities. Any changes to the existing obligation will be recorded after the conclusion of the negotiations and based on the final terms agreed.

Therefore, until there is any change in the existing concession contracts, the Company will continue to comply with its obligations under the agreements, which are reflected in the Company’s liability recorded in these interim financial statements.

22

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14. Investments in associates and joint ventures

Associates and joint ventures	% ownership	December 31, 2023	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement (i)	Other	September 30, 2024
Iron Solutions
Baovale Mineração S.A.	50.00	28	2	(1)	(3)	-	(1)	25
Companhia Coreano-Brasileira de Pelotização	50.00	73	21	-	(9)	-	-	85
Companhia Hispano-Brasileira de Pelotização	50.89	49	9	(6)	(5)	-	-	47
Companhia Ítalo-Brasileira de Pelotização	50.90	63	13	-	(9)	-	6	73
Companhia Nipo-Brasileira de Pelotização	51.00	150	31	(8)	(16)	-	-	157
MRS Logística S.A.	49.01	640	102	-	(75)	-	-	667
VLI S.A.	29.60	346	77	-	(42)	-	-	381
Samarco Mineração S.A. (note 24)	50.00	-	-	-	-	-	-	-
Vale Oman Distribution Center	50.00	-	-	-	-	600	-	600
		1,349	255	(15)	(159)	600	5	2,035
Energy Transition Metals
PT Vale Indonesia Tbk	33.88	-	5	-	1	1,910	3	1,919
		-	5	-	1	1,910	3	1,919
Others
Aliança Geração de Energia S.A. (ii)	55.00	356	4	-	(62)	-	(298)	-
Aliança Norte Energia Participações S.A.	51.00	106	(7)	-	(12)	-	-	87
Other		61	2	(1)	(7)	-	1	56
		523	(1)	(1)	(81)	-	(297)	143
Total		1,872	259	(16)	(239)	2,510	(289)	4,097
Other results in associates and joint ventures (iii)		-	(597)	-	-	-	-	-
Equity results and other results in associates and joint ventures		-	(338)	-	-	-	-	-

(i) It refers to the remeasurement at fair value of the remaining stake held by Vale on PT Vale Indonesia Tbk and Vale Oman Distribution Center, after the closing of the divestment transactions (notes 15a and 15c).

(ii) The effect presented in “Other” column refers to derecognition of the investment due to the acquisition of control over Aliança Geração de Energia S.A., that became a subsidiary. Further details are disclosed in note 15(b) of these interim financial statements.

(iii) It refers mainly to the expense with the additional provision for Samarco in the amount of US$956 (note 24), net of the gain of US$305 due to the acquisition of Aliança Geração de Energia S.A. (note 15b).

23

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15. Acquisitions and divestitures

		Three-month period ended September 30, 2024		Nine-month period ended September 30, 2024
	Reference	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures
Vale Oman Distribution Center	15(a)	1,222	-	1,222	-
Aliança Geração de Energia S.A.	15(b)	-	305	-	305
PT Vale Indonesia Tbk	15(c)	-	-	1,059	-
		1,222	305	2,281	305

		Three-month period ended September 30, 2023		Nine-month period ended September 30, 2023
	Reference	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures
Mineração Rio do Norte	15(f)	-	-	-	(93)
Companhia Siderúrgica do Pecém	15(h)	-	(2)	-	35
		-	(2)	-	(58)

a) Divestment on Vale Oman Distribution Center (“VODC”) – VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for US$600 million. The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of US$1,222 in the income statement as “Other operating expenses, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of US$555, (ii) the result of the remeasurement to fair value of the remaining interest in the amount of US$555, and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of US$112. The effects of this transaction are summarized below:

September 26, 2024
Sale of the 50% equity interest
Cash received	600
Derecognition of VODC’s net assets	(45)
Gain on sale of equity interest	555

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	600
Derecognition of VODC’s net assets	(45)
Gain on remeasurement of equity interest	555

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	112
Gain on the transaction recorded in the income statement	1,222

b) Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – Aliança Energia operates power generation assets in Brazil, with a portfolio of seven hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará. The company was established in 2015 by Vale and Cemig Geração e Transmissão S.A. (“Cemig GT”) as a jointly controlled entity.

On March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança Energia. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

On August 2024, the transaction was completed for the amount of US$493 (R$2,737 million), and Vale became the sole owner of Aliança Energia. As a result, the Company recorded a gain of US$305 in the income statement as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest and began to consolidate Aliança Energia in its financial statements.

24

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

	Aliança Energia
	Notes	August 13, 2024
Identifiable assets acquired
Cash and equivalents		95
Intangibles	16	828
Property, plant, and equipment	17	573
Other		40
		1,536
Liabilities assumed
Loans and borrowings	9(c)	245
Deferred income taxes	7(b)	312
Other		140
		697
Net assets acquired		839

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired results in goodwill, which is not deductible for tax purposes.

	Notes	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		493
Fair value of the 55% stake previously held by Vale		603
Total [A]		1,096

Fair value of net assets acquired		1,096
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(257)
Total net assets [B]		839

Goodwill [A-B]	16	257

c) Divestment on PT Vale Indonesia Tbk (“PTVI”) – PTVI has a contract of work with the government of Indonesia to operate its mining licenses (“Contract of Work”), expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation in PTVI. Therefore, since the year ended December 31, 2023, PTVI assets and liabilities were classified as held for sale.

In June 2024, the transaction was concluded, and the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction fulfills the divestment obligations of the Contract of Work and satisfies a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received US$155 for its shares and lost control over PTVI and so, the Company will no longer consolidate PTVI, which will be accounted for as an associate under the equity method due to the significant influence it will retain over PTVI.

25

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As result, the Company recognized a gain of US$1,059 in the income statement for the nine-month period ended September 30, 2024, as "Other operating expenses, net". This gain is due to the reclassification of cumulative translation adjustments of US$1,063 and the gain on remeasurement of the interest retained at fair value of the US$657, net of the loss on the reduction in PTVI stake in the amount of US$661. The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	155
Fair value of 33.9% interest retained (i)	1,910

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(3,697)
Gain on derecognition of noncontrolling shareholders	1,628
Gain on the reclassification of cumulative translation adjustments	1,063
Gain on the transaction recorded in the income statement	1,059

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

Balance sheet of PTVI classified as held for sale

December 31, 2023
Assets
Cash and cash equivalents	703
Accounts receivable	20
Inventories	80
Taxes	117
Investments	13
Property, plant and equipment	2,792
Intangible	69
Other assets	139
3,933
Liabilities
Suppliers and contractors	172
Deferred income taxes	213
Other liabilities	176
561
Net assets held for sale	3,372

d) Strategic partnership in the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for US$2,455, which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of US$895, of which US$1,514 was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

26

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the acquisition of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. Under the terms agreed, Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of US$158, subject to adjustments at the closing date. Additionally, depending on the future iron ore prices, there may be an adjustment in the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statements accordingly.

Following completion of the transaction, Vale will receive its pro-rata share of Minas-Rio production and the Company will also have an option to acquire an additional 15% shareholding in Minas-Rio. The option will be exercised at fair value, calculated at the time of exercise.

The closing of the transaction is subject to the usual conditions precedent and expected to occur in fourth quarter of 2024. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

f) Mineração Rio do Norte S.A. (“MRN”) – In April 2023, Vale signed a binding agreement with Ananke Alumina S.A. to sell its 40% stake in MRN, which has been impaired in full since 2021. Due to certain remaining commitments of the agreement, the Company recognized a provision of US$93 with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, as “Equity results and other results in associates and joint ventures”. As a result, in November 2023 the Company concluded the transaction and transferred its shares in MRN to Ananke Alumina S.A.

g) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised their option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. As a result, in April 2023, the Company completed the transaction and acquired the minority interest previously held by the OQ Group for US$130, resulting in a gain of US$3, recorded in equity as “Transactions with of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

h) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for US$2,194 (R$11,147 million), which was fully used to prepay most of the outstanding net debt of US$2,296 (R$11,665 million). The remaining balance was settled by the shareholders and so Vale disbursed US$67 upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of US$35 recorded as “Equity results and other results in associates and joint ventures” for the nine-month period ended September 30, 2023.

16. Intangibles

	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023		3,263	7,689	104	575	11,631
Additions		-	127	46	-	173
Disposals		-	(5)	-	(5)	(10)
Amortization		-	(197)	(42)	-	(239)
Acquisition of Aliança Energia (i)	15(b)	257	824	-	4	1,085
Translation adjustment		(190)	(837)	(9)	(63)	(1,099)
Balance as of September 30, 2024		3,330	7,601	99	511	11,541
Cost		3,330	9,329	634	511	13,804
Accumulated amortization		-	(1,728)	(535)	-	(2,263)
Balance as of September 30, 2024		3,330	7,601	99	511	11,541

Balance as of December 31, 2022		3,189	6,434	87	528	10,238
Additions		-	202	26	5	233
Disposals		-	(22)	-	-	(22)
Amortization		-	(187)	(30)	-	(217)
Translation adjustment		58	268	3	22	351
Balance as of September 30, 2023		3,247	6,695	86	555	10,583
Cost		3,247	8,289	596	555	12,687
Accumulated amortization		-	(1,594)	(510)	-	(2,104)
Balance as of September 30, 2023		3,247	6,695	86	555	10,583

(i) The concessions refer to the authorizations for hydroelectric plants and wind farms of Aliança Energia.

27

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396

Additions (i)		-	-	-	-	-	(1)	-	4,178	4,177
Disposals		(5)	(24)	(9)	(7)	(4)	-	(1)	(106)	(156)
Assets retirement obligation	25(b)	-	-	-	(100)	-	-	-	-	(100)
Depreciation, depletion and amortization		(331)	(407)	(523)	(321)	(117)	(131)	(243)	-	(2,073)
Acquisition of Aliança Energia	15(b)	27	87	329	2	-	4	51	73	573
Deconsolidation of VODC	15(a)	-	(9)	(98)	(9)	-	(525)	-	(16)	(657)
Translation adjustment		(968)	(930)	(327)	(413)	(287)	(34)	(183)	(948)	(4,090)
Transfers		557	923	503	179	97	-	232	(2,491)	-
Balance as of September 30, 2024		9,399	8,879	4,325	6,256	2,301	672	2,340	11,898	46,070
Cost		16,539	14,539	10,338	14,876	4,029	1,431	5,159	11,898	78,809
Accumulated depreciation		(7,140)	(5,660)	(6,013)	(8,620)	(1,728)	(759)	(2,819)	-	(32,739)
Balance as of September 30, 2024		9,399	8,879	4,325	6,256	2,301	672	2,340	11,898	46,070
Balance as of December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Additions (i)		-	-	-	-	-	32	-	4,093	4,125
Disposals		(19)	(9)	(13)	(7)	(6)	-	(2)	(116)	(172)
Assets retirement obligation	25(b)	-	-	-	(196)	-	-	-	-	(196)
Depreciation, depletion and amortization		(341)	(385)	(549)	(340)	(123)	(139)	(245)	-	(2,122)
Translation adjustment		278	284	103	103	100	16	73	220	1,177
Transfers		1,389	937	609	284	109	-	(95)	(3,233)	-
Balance as of September 30, 2023		10,220	8,869	5,134	6,956	2,555	1,364	2,363	10,289	47,750
Cost		18,036	14,203	12,313	15,814	4,355	2,177	5,154	10,289	82,341
Accumulated depreciation		(7,816)	(5,334)	(7,179)	(8,858)	(1,800)	(813)	(2,791)	-	(34,591)
Balance as of September 30, 2023		10,220	8,869	5,134	6,956	2,555	1,364	2,363	10,289	47,750

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

18. Financial and capital risk management

a) Effects of derivatives on the statement of financial position

	September 30, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	16	62	109	30
IPCA swap	-	56	-	41
Dollar swap and forward transactions	276	17	650	-
SOFR swap	1	30	4	28
	293	165	763	99

Commodities price risk
Gasoil, Brent and freight	15	8	52	22
Energy Transition Metals	3	2	-	8
	18	10	52	30
Other	-	1	-	2

Total	311	176	815	131

28

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Net exposure

	September 30, 2024	December 31, 2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	(46)	79
IPCA swap	(56)	(41)
Dollar swap and forward transactions	259	650
SOFR swap	(29)	(24)
	128	664
Commodities price risk
Gasoil, Brent and freight	7	30
Energy Transition Metals	1	(8)
	8	22

Other	(1)	(2)

Total	135	684

c)       Effects of derivatives on the income statement

			Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	10	(22)	(120)	166
IPCA swap	1	(7)	(27)	23
Dollar swap and forward operations	101	(73)	(245)	465
SOFR swap	(45)	9	(1)	14
Treasury forwards	2	1	(7)	14
	69	(92)	(400)	682

Commodities price risk
Gasoil, Brent and freight	(5)	49	(7)	29
Energy Transition Metals	-	(8)	1	(9)
	(5)	41	(6)	20

Other	-	-	1	2
Total	64	(51)	(405)	704

29

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Nine-month period ended September 30,
	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	(1)	(4)
IPCA swap	(5)	1
Dollar swap and forward operations	95	162
LIBOR swap	-	4
SOFR swap	4	-
Treasury forwards	(7)	14
	86	177
Commodities price risk
Gasoil, Brent and freight	16	4
Energy Transition Metals	(8)	4
	8	8

Derivatives designated as cash flow hedge accounting
Nickel	-	57
	-	57
Total	94	242

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Index	Average rate	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025	2026+
CDI vs. US$ fixed rate swap					(6)	107	2	13	1	3	(10)
Receivable	R$ 4,317	R$ 5,162	CDI	100.00%
Payable	US$ 1,000	US$ 1,196	Fix	1.70%

TJLP vs. US$ fixed rate swap					(40)	(28)	(3)	2	(3)	(8)	(29)
Receivable	R$ 586	R$ 694	TJLP +	1.06%
Payable	US$ 146	US$ 173	Fix	3.45%

					(46)	79	(1)	15	(2)	(5)	(39)

IPCA swap vs. US$ fixed rate swap					(56)	(41)	(5)	3	(2)	(9)	(45)
Receivable	R$ 872	R$ 1,078	IPCA +	4.54%
Payable	US$ 216	US$ 267	Fix	3.86%

					(56)	(41)	(5)	3	(2)	(9)	(45)

R$ fixed rate vs. US$ fixed rate swap					248	600	109	31	95	152	1
Receivable	R$ 13,101	R$ 12,660	Fix	6.72%
Payable	US$ 2,514	US$ 2,431	Fix	0.10%

Forward	R$ 6,922	R$ 1,209	B	5.39	11	50	(14)	15	-	10	1

					259	650	95	46	95	162	2

30

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(6)	(260)	(513)
	US$ interest rate inside Brazil decrease	(6)	(30)	(56)
	Brazilian interest rate increase	(6)	(30)	(53)

TJLP vs. US$ fixed rate swap	R$ depreciation	(40)	(75)	(111)
	US$ interest rate inside Brazil decrease	(40)	(43)	(46)
	Brazilian interest rate increase	(40)	(44)	(49)
	TJLP interest rate decrease	(40)	(43)	(46)

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(56)	(109)	(162)
	US$ interest rate inside Brazil decrease	(56)	(61)	(66)
	Brazilian interest rate increase	(56)	(64)	(72)
	IPCA index decrease	(56)	(60)	(64)

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	248	(361)	(970)
	US$ interest rate inside Brazil decrease	248	229	209
	Brazilian interest rate increase	248	207	168

Forward	R$ depreciation	11	(293)	(596)
	US$ interest rate inside Brazil decrease	11	5	(1)
	Brazilian interest rate increase	11	-	(10)

Protection program for interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Index	Average rate	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025	2026+
SOFR vs. US$ fixed rate swap					(29)	(24)	4	4	-	(3)	(26)
Receivable	US$ 2.150	US$ 2,300	SOFR	0.00%
Payable	US$ 2.150	US$ 2,300	Fix	3.77%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
SOFR vs. US$ fixed rate swap	US$ SOFR decrease	(29)	(70)	(112)

31

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Bought / Sold	Average strike (US$)	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025
Brent crude oil (bbl)
Call options	14,192,250	19,907,250	B	90	15	45	1	4	-	15
Put options	14,192,250	19,907,250	S	56	(8)	(22)	-	3	(1)	(7)

Forward Freight Agreement (days)
Freight forwards	-	1,210	B	-	-	7	15	-	-	-

					7	30	16	7	(1)	8

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	7	(75)	(281)

Forward Freight Agreement (days)
Forwards	Freight price decrease	-	-	-

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Bought / Sold	Average strike (US$/ton)	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025+
Fixed price nickel sales protection (ton)
Nickel forwards	3,992	3,322	B	17,392	1	(8)	(8)	3	-	1

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(1)	(2)	-	1	(1)	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	1	(16)	(34)

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(3)	(7)

32

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

h) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Net investments hedge	35	(68)	(223)	77
Cash flow hedge (i)	-	(16)	-	(2)

(i) In 2023, the Company had a nickel revenue hedge program contracted, which expired on December 31, 2023. In 2024, there was no revenue hedge programs in place.

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract financial instruments, including derivative financial instruments.

	September 30, 2024		December 31, 2023
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	775	1	338	-
Aa3	-	-	42	-
A1	2,017	21	2,022	50
A2	305	117	309	293
A3	691	7	186	22
Baa1	1	-	2	-
Baa2	11	-	16	-
Ba1 (i)	480	-	85	-
Ba2 (i)	369	115	287	314
Ba3 (i)	-	49	373	136
	4,649	311	3,660	815

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

33

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		September 30, 2024				December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	4,596	-	-	4,596	3,609	-	-	3,609
Short-term investments	21	-	-	53	53	-	-	51	51
Derivative financial instruments	18	-	-	223	223	-	-	271	271
Accounts receivable	10	812	-	2,189	3,001	362	-	3,835	4,197
Judicial deposits	26(c)	-	-	-	-	611	-	-	611
		5,408	-	2,465	7,873	4,582	-	4,157	8,739
Non-current
Judicial deposits	26(c)	606	-	-	606	798	-	-	798
Restricted cash	13	12	-	-	12	4	-	-	4
Derivative financial instruments	18	-	-	88	88	-	-	544	544
Investments in equity securities	13	-	55	-	55	-	45	-	45
		618	55	88	761	802	45	544	1,391
Total of financial assets		6,026	55	2,553	8,634	5,384	45	4,701	10,130

Financial liabilities
Current
Suppliers and contractors	12	5,353	-	-	5,353	5,272	-	-	5,272
Derivative financial instruments	18	-	-	43	43	-	-	36	36
Loans and borrowings	21	842	-	-	842	824	-	-	824
Leases	22	157	-	-	157	197	-	-	197
Liabilities related to the concession grant	13(a)	747	-	-	747	591	-	-	591
Other financial liabilities - Related parties	29	119	-	-	119	290	-	-	290
Advances and other financial obligations	13	641	-	-	641	759	-	-	759
		7,859	-	43	7,902	7,933	-	36	7,969
Non-current
Derivative financial instruments	18	-	-	133	133	-	-	95	95
Loans and borrowings	21	12,578	-	-	12,578	11,647	-	-	11,647
Leases	22	608	-	-	608	1,255	-	-	1,255
Participative shareholders' debentures	20	-	-	2,406	2,406	-	-	2,874	2,874
Liabilities related to the concession grant	13(a)	2,484	-	-	2,484	3,278	-	-	3,278
Other financial obligations		37	-	-	37	-	-	-	-
		15,707	-	2,539	18,246	16,180	-	2,969	19,149
Total of financial liabilities		23,566	-	2,582	26,148	24,113	-	3,005	27,118

b) Hierarchy of fair value

		September 30, 2024				December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	53	-	-	53	51	-	-	51
Derivative financial instruments	18	-	311	-	311	-	815	-	815
Accounts receivable	10	-	2,189	-	2,189	-	3,835	-	3,835
Investments in equity securities	13	-	55	-	55	-	45	-	45
		53	2,555	-	2,608	51	4,695	-	4,746

Financial liabilities
Derivative financial instruments	18	-	176	-	176	-	131	-	131
Participative shareholders' debentures	20	-	2,406	-	2,406	-	2,874	-	2,874
		-	2,582	-	2,582	-	3,005	-	3,005

34

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,305	7,606	7,253	7,404
Debentures	342	342	221	213
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	221	221	250	250
Basket of currencies and bonds in US$ indexed to SOFR	150	160	153	168
Debt contracts in the international market in:
US$, with variable and fixed interest	5,326	5,661	4,504	4,950
Other currencies, with variable interest	9	9	9	9
Other currencies, with fixed interest	67	70	81	85
Total	13,420	14,069	12,471	13,079

20. Participative shareholders’ debentures

	Financial result
	Average price (R$)		Three-month period ended September 30,		Nine-month period ended September 30,		Liabilities
	2024	2023	2024	2023	2024	2023	September 30, 2024	December 31, 2023
Participative shareholders’ debentures	33.74	30.99	92	30	15	304	2,406	2,874

On October 1st, 2024 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$97 for the first semester of 2024 (2023: US$107 for the first semester of 2023).

On April 1st, 2024, the Company made available for withdrawal as remuneration the amount of US$149 for the second semester of 2023 (2023: US$127 for the second semester of 2022).

35

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Note	September 30, 2024	December 31, 2023
Loans and borrowings		13,420	12,471
Leases	22 (b)	765	1,452
Gross debt		14,185	13,923

(-) Cash and cash equivalents		4,596	3,609
(-) Short-term investments (i)		53	51
(-) Cash and cash equivalents of PTVI	15(c)	-	703
Net debt		9,536	9,560

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and certificate of deposits (“CDB”)

b)    Cash and cash equivalents

	September 30, 2024	December 31, 2023
R$	876	953
US$	3,402	2,516
Other currencies	318	140
Total	4,596	3,609

c)	Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Quoted in the secondary market:
US$ Bonds (ii)	6.05%	-	-	7,187	7,157
R$ Debentures	9.43%	74	96	262	119
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.91%	46	49	174	200
Basket of currencies and bonds in US$ indexed to SOFR	6.09%	-	-	150	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.72%	521	500	4,742	3,945
Other currencies, with variable interest	4.45%	-	-	9	9
Other currencies, with fixed interest	3.94%	12	12	54	67
Accrued charges		189	167	-	-
		842	824	12,578	11,647

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2024.

(ii) In June 2024, the Company issued bonds of US$1 billion with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.22% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

36

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2024	82	219
2025	893	809
2026	106	755
2027	1,706	693
Between 2028 and 2030	3,868	1,742
2031 onwards	6,576	3,526
Total	13,231	7,744

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2024 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

Covenants

Some of the Company’s loans and borrowings agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as leverage ratio and interest coverage. The Company did not identify any instances of noncompliance as of September 30, 2024.

22. Leases

a) Right of use

	December 31, 2023	Additions and contract modifications	Depreciation	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	September 30, 2024
Ports	628	-	(39)	-	(525)	(7)	57
Vessels	415	(1)	(33)	-	-	-	381
Pelletizing plants	193	-	(37)	-	-	(20)	136
Properties	80	(1)	(16)	-	-	(5)	58
Energy plants	34	-	(4)	-	-	(1)	29
Mining equipment	9	1	(2)	4	-	(1)	11
Total	1,359	(1)	(131)	4	(525)	(34)	672

b) Leases liabilities

	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	September 30, 2024
Ports	682	-	(54)	18	-	(583)	1	64
Vessels	397	(1)	(46)	11	-	-	-	361
Pelletizing plants	207	-	(10)	6	-	-	(24)	179
Properties	102	(1)	(15)	3	-	-	5	94
Energy plants	49	-	(4)	2	-	-	(1)	46
Mining equipment	15	1	(4)	1	4	-	4	21
Total	1,452	(1)	(133)	41	4	(583)	(15)	765
Current liabilities	197							157
Non-current liabilities	1,255							608
Total	1,452							765

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$190 recorded in the income statement in the nine-month period ended September 30, 2024 (2023: US$136).

37

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2024	2025	2026	2027	2028 onwards	Total	Remaining term (years)	Discount rate
Ports	6	24	12	1	19	62	2 to 19	4% to 5%
Vessels	15	59	54	53	239	420	1 to 9	3% to 4%
Pelletizing plants	43	44	15	15	87	204	1 to 9	2% to 6%
Properties	4	16	14	13	58	105	1 to 10	2% to 7%
Energy plants	2	9	6	5	40	62	2 to 6	5% to 6%
Mining equipment	3	10	6	1	1	21	1 to 4	3% to 6%
Total	73	162	107	88	444	874

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. Changes in the provisions are shown below:

	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2024
Integral Reparation Agreement
Payment obligations	562	(8)	38	(100)	(58)	434
Provision for socio-economic reparation and others	592	(37)	48	(108)	(60)	435
Provision for social and environmental reparation	843	(14)	46	(125)	(90)	660
	1,997	(59)	132	(333)	(208)	1,529
Other obligations
Tailings containment, geotechnical safety and environmental reparation	684	(4)	42	(115)	(67)	540
Individual indemnification	83	-	7	(52)	(7)	31
Other	296	91	33	(88)	(42)	290
	1,063	87	82	(255)	(116)	861
Liability	3,060	28	214	(588)	(324)	2,390

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at an annual rate in real terms, which increased from 5.31% on December 31, 2023, to 6.58% on September 30, 2024.

In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “other operating revenues (expenses), net” (note 5c), in relation to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among others. The Company incurred expenses in the amount of US$79 and US$278 for the three and nine-month period ended September 30, 2024, respectively (2023: US$121 and US$363, respectively).

38

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Judicial Settlement for Integral Reparation

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 6 years.

For the obligations of (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out of Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Contingent liabilities

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of decisions ordering Vale to execute specific remediation and reparation actions. As a result of the Judicial Settlement for Integral Reparation, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. The individual damages were excluded from the Judicial Settlement for Integral Reparation, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. The phase of sentence liquidation was instituted in the aforementioned public civil actions for the quantification of the alleged remaining individual damages, with Vale having filed an instrument appeal against this decision, whose trial began on October 10, 2024 (subsequent event). The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil action and investigation under the Brazilian Anticorruption Law

In October 2020, the Brazilian Office of the Comptroller General (“CGU”) notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU understood that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale US$15 (R$86 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management.

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of US$15 (R$86 million) in 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

39

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. In May 2020, the Court issued a decision that denied the Motion to Dismiss presented by the Company. The Discovery phase was concluded in November 2023. Upon the filing of a pre-motion letter for the Motion for Summary Judgment presented in January 2024 by the parties, the Court should decide whether the Parties may file their motion for summary judgment.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action. A decision from the Court is pending on the Motion to Dismiss presented by the Company.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court to judge the cause, the MPF ratified the complaint authored by the MPMG, previously offered in 2020 to the Justice of Brumadinho, and the rectification was received by the Federal Court. Parallel to the criminal action, the MPF and the Brazilian Federal Police continue to conduct a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Currently, the process is suspended, due to a judicial decision. It is not possible to estimate when a final decision will be issued by the Federal Court. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil actions brought by labor unions

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay US$180 thousand (R$1 million) per fatality. In June 2023, the Superior Labor Court ruled on the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. In August 2024, the Superior Labor Court rejected Vale’s motions for clarification, and as a result, the Company reassessed the likelihood of loss and reclassified it from possible to probable. As a result, Vale recognized a provision of US$35 in the income statement as “other operating revenues (expenses), net.” Vale continues to defend against these actions and filed motions in October 2024 (subsequent event).

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid US$56 during the year ended December 31, 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved and granted by the Court.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

40

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also named as a respondent in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$324 (R$1,800 million). In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$702 (R$3,900 million). In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately US$540 (R$3,000 million), which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

Other proceedings

Vale is defendant in a number of investigations and proceedings brought by individuals, business entities, investors, associations, unions, legislative bodies, non-governmental organizations and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Brumadinho dam failure, including alleged violations of securities laws. The potential loss was US$78 as of September 30, 2024 (December 31, 2023: US$94) and the likelihood of a potential loss to the Company is classified as possible.

d) Insurance

The Company is negotiating with insurance companies the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. In nine-month period ended September 30, 2024, the Company received US$9 (2023: US$13) from insurers which was recorded in income statement as “other operating revenues (expenses), net” (note 5c).

41

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24. Liabilities related to associates and joint ventures

a) Definitive Settlement for the full reparation

In October 2024 (subsequent event), Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) are considering the general terms for a new agreement (“Definitive Settlement”). The Definitive Settlement is subject to conclusion of the terms and conditions of a final settlement agreement and the definitive settlement documentation, with approvals and signing by the Parties.

The general terms under discussion provide for a total amount of approximately US$31.7 billion (R$170 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	US$7.9 billion (R$38 billion) already incurred with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance,
•	US$18 billion (R$100 billion) paid in installments over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo and the municipalities to fund compensatory programs and actions tied to public policies, and
•	US$5.8 billion (R$32 billion) in performance obligations by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

b) Background

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

42

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$4.8 billion of financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at US$1 billion from 2024 to 2030 and additional contributions after that period due to the Samarco’s projected cash flows generation.

d) Main contingent liabilities

The objective of Definitive Settlement is replacing all previously signed agreements, including the Framework Agreement and the TacGov Agreement, allowing for a stable environment for the execution of reparation and compensation programs while creating definition and legal security for the Companies.

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming recover socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking several measures that amount to US$31 billion (R$155 billion), subject to interest and monetary adjustments, which the effect for Vale would be 50% of this amount.

This Public Civil Action was suspended as a result of the ratification of TacGov agreement. However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the established period, in 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of this claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the US$31 billion (R$155 billion) Federal Public Prosecution Office claim.

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the Framework Agreement, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of US$2.1 billion (R$10.3 billion), in ten installments, which the effect for Vale would be 50% of this amount. In October 2023, a decision was issued that suspended the appealed decision, determining that the expert evidence requested by Vale and BHP Brasil be carried out, with the right to adversarial proceedings and full defense.

Judicial decision on collective moral damages

In January 2024, the 4th Federal Lower Civil Court of Belo Horizonte issued a judicial decision requiring the payment of collective moral damages in the amount of US$9.5 billion (R$47.6 billion) (the effect for Vale would be 50% of this amount), subject to monetary adjustments from the date of the decision and interests from November 2015.

e) Provision related to the Samarco dam failure

In preparing these financial statements, Vale has considered all information available from the status of the potential Definitive Settlement, the claims related to the Samarco dam failure and the extent to which Samarco may be able to fund any future outflows.

As a result, the Company recognized an addition to the provision in the amount of US$956, which corresponds to Vale’s secondary funding responsibility under the potential Definitive Agreement and reflects the change in Vale’s assessment of potential outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure. The changes on the provision are presented below:

Total
Balance as of December 31, 2023	4,427
Addition to the provision due to the Definitive Settlement	956
Monetary and present value adjustments	60
Disbursements	(304)
Translation adjustments	(465)
Balance as of September 30, 2024	4,674

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 5.22% on December 31, 2023, to 6.39% on September 30, 2024.

43

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Other legal proceedings

As of September 30, 2024, Vale has certain contingent liabilities arising due to the Samarco dam failure. The main updates regarding the lawsuits in the year were as follows:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London Contribution claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the first phase of the trial began in October 2024 (subsequent event) expected to last until March 2025. It is not yet possible to reliably estimate the amount of a potential loss to Vale.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately US$986 (EUR920 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

In addition, in May and June 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

The first court event for Vale in the Dutch court is expected to take place in the first quarter of 2025. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with its obligations.

Criminal proceedings

In September 2019, the Federal Court in the city of Ponte Nova, state of Minas Gerais, has dismissed part of the criminal charges but accepted charges of environmental crimes against Vale and one of its employees relating to an alleged omission in the provision of relevant information of environmental interest for public authorities. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Tax proceeding

In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately US$2 billion (R$11 billion) (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional - “PGFN”) filed an appeal to the local court, and a decision is pending. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Other proceedings

Vale is defendant in several private actions, before different state and federal courts in the states of Minas Gerais and Espírito Santo, brought by individuals and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Samarco dam failure. The potential loss was US$7 as of September 30, 2024 (2023: US$11) and the likelihood of a potential loss to the Company is classified as possible.

g) Tax consequences for Vale arising from the consensual restructuring plan of Samarco

The plan provides that additional cash demands from Renova Foundation will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation. Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of US$1,078 was reversed in full, with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, recorded as “Income taxes” (note 7a).

44

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to the Samarco dam failure requires the use of assumptions and estimates, which may be materially impacted by: (i) the cost of completing the programs under the Settlement Agreement, (ii) the extent to which Samarco is able to directly fund any future obligations relating to reparation and compensation measures as Samarco’s long-term cash flow generation depends on factors including its ability to return to full production capacity and commodity prices, (iii) resolution of existing and potential legal claims, and (iv) updates of the discount rate.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. These obligations are regulated in Brazil by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its startup phase until the de-characterization and socio-environmental recovery. The guarantee may be a cash deposit, bank deposit certificate, bank guarantee or insurance.

In June 2024, the government of Minas Gerais published decree No. 48,848, which amended Decree No. 48.747 and included property mortgage and property fiduciary lien as new modalities for environmental guarantees.

In September 2024, the Company submitted a plan to the government with a total guarantee amount of US$312 (R$1.7 billion), which will be meet by providing property mortgage and property fiduciary lien, financial guarantees or insurance and Vale expects that the financial costs to be incurred will be immaterial. The guarantees will be presented up to 3 years, with half of the amount in 2024 and the remaining amount split between 2025 and 2026.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to speed up the plan to “de-characterize” of all its dams and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

45

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Changes in the provisions are as follows:

Total
Balance as of December 31, 2023	3,451
Revision to estimates	(131)
Disbursements	(405)
Monetary and present value adjustments	137
Translation adjustment	(369)
Balance as of September 30, 2024	2,683

The cash flow for de-characterization projects are estimated for a period up to 15 years and were discounted to present value at an annual rate in real terms, which increased from 5.41% to 6.40%.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amounts of US$29 and US$108 for the three and nine-month period ended September 30, 2024, respectively (2023: US$47 and US$171, respectively). The Company is working on legal and technical measures to resume all operations.

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Liability by geographical area
Brazil	1,929	2,415	6.40%	5.47%	2132	2132
Canada	1,576	1,592	1.41%	1.30%	2150	2150
Oman	143	158	2.99%	3.19%	2035	2035
Other regions	117	114	2.23%	2.04%	-	-
	3,765	4,279
Operating plants	2,958	3,155
Closed plants	807	1,124
	3,765	4,279

Provision changes during the period

	Notes	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023		3,779	500	4,279
Disbursements		(145)	(64)	(209)
Revision to estimates		(150)	3	(147)
Monetary and present value adjustments		97	19	116
Acquisition of Aliança Energia	15(b)	3	20	23
Translation adjustment		(250)	(47)	(297)
Balance as of September 30, 2024		3,334	431	3,765

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,040 as of September 30, 2024 (December 31, 2023: US$910), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

46

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26. Legal proceedings

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a)        Provision for legal proceedings

	Notes	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023		90	380	514	15	999
Additions and reversals, net		18	19	104	3	144
Payments		(12)	(67)	(87)	-	(166)
Indexation and interest		12	22	2	1	37
Acquisition of Aliança Energia		-	6	-	27	33
Translation adjustment		(11)	(45)	(59)	(1)	(116)
Balance as of September 30, 2024		97	315	474	45	931

Balance as of December 31, 2022		576	291	411	14	1,292
Additions and reversals, net		4	62	95	-	161
Payments		(3)	(35)	(64)	(2)	(104)
Indexation and interest		31	29	(7)	5	58
Translation adjustment		24	10	18	1	53
Balance as of September 30, 2023		632	357	453	18	1,460

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

47

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Contingent liabilities

	September 30, 2024	December 31, 2023
Tax litigations	6,819	7,235
Civil litigations	1,402	1,366
Labor litigations	306	378
Environmental litigations	1,326	1,320
Total	9,853	10,299

c) Judicial deposits

	September 30, 2024	December 31, 2023
Tax litigations	384	1,127
Civil litigations	86	122
Labor litigations	125	148
Environmental litigations	11	12
Total	606	1,409

Tax litigations – In December 2023, a judicial decision was issued to the lawsuit filed by Valepar (merged by Vale) in 2011 seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. This proceeding is fully guaranteed by a judicial deposit. This judicial decision determined the conversion of the judicial deposit to the Government, resulting in the reclassification of the amount to payable taxes and the judicial deposit to current assets in the financial statements for the year ended December 31, 2023. In April 2024, the proceeding was settled with the judicial deposit.

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.7 billion (December 31, 2023: US$2.7 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Payroll, related charges and other remunerations		802	867	-	-
Share-based payments	27(a)	17	27	-	-
Employee post-retirement obligation	27(b)	68	70	1,284	1,381
		887	964	1,284	1,381

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

48

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the nine-month period ended September 30, 2024 is shown below:

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	12.02	15.94	20.03

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the nine-month period ended September 30, 2024, as well as the result used to calculate the expected value of the total performance factor.

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	12.49	16.6	13.81
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72,42%	51,20%
Expected performance factor	83.47%	79.32%	53.08%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	September 30, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	1,071	-	1,114	-
Interest income	54	-	103	1
Changes on asset ceiling	(159)	-	(192)	(28)
Translation adjustment	(101)	-	73	-
Transfer	-	-	(27)	27
Balance at end of the period	865	-	1,071	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,955)	(2,152)	(4,517)	(2,266)
Fair value of assets	4,885	800	5,656	815
Effect of the asset ceiling	(865)	-	(1,071)	-
Assets (liabilities)	65	(1,352)	68	(1,451)

Current liabilities	-	(68)	-	(70)
Non-current assets (liabilities) (i)	65	(1,284)	68	(1,381)
Assets (liabilities)	65	(1,352)	68	(1,451)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

49

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28. Equity

a)       Share capital

As of September 30, 2024, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2024
Shareholders	Common shares	Golden shares	Total
Previ (i)	397,573,082	-	397,573,082
Mitsui&co (i)	286,347,055	-	286,347,055
Blackrock, Inc (ii)	289,063,618	-	289,063,618
Total shareholders with more than 5% of capital	972,983,755	-	972,983,755
Free floating	3,296,054,856	-	3,296,054,856
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,269,038,611	12	4,269,038,623
Shares in treasury	269,968,957	-	269,968,957
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Cancelation of treasury shares

During the nine-month period ended September 30, 2023, the Board of Directors approved cancelations of common shares issued by the Company, acquired and held in treasury, without reducing the value of its share capital. The effects were transferred to shareholders' equity as “Treasury shares canceled”, between “Profit reserves” and “Treasury shares”. There were no share cancellations during the nine-month period ended September 30, 2024.

	Number of canceled shares	Carrying amount
Cancellation approved on March 2, 2023	239,881,683	4,164
Nine-month period ended September 30, 2023	239,881,683	4,164

c)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Nine-month period ended September 30,
	2024	2023	2024	2023
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	18,251,159	-	240	-
Acquired by wholly owned subsidiaries	12,672,414	-	169	-
Total	30,923,573	-	409	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	93,638,352	-	1,378
Acquired by wholly owned subsidiaries	-	88,058,750	-	1,292
Total	-	181,697,102	-	2,670

Shares buyback program	30,923,573	181,697,102	409	2,670

(i) On October 26, 2023, a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

(ii) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months. This program was concluded in 2023.

50

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On July 25, 2024, the Board of Directors approved interest on capital to its shareholders in the total amount of US$1,608, as an anticipation of the remuneration for the year ended December 31, 2024. This remuneration was fully paid in September 2024.

•	On February 22, 2024, the Board of Directors approved dividends to its shareholders in the total amount of US$2,364. This remuneration was fully paid in March 2024.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of US$1,569, of which US$1,132 is part of the minimum mandatory remuneration for the year ended December 31, 2022 and US$437 as an additional remuneration. This remuneration was fully paid in March 2023.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Three-month period ended September 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	-	(12)	-	-	(38)	-
Pelletizing companies (i)	-	(81)	(6)	-	(67)	(7)
MRS Logística S.A.	-	(124)	-	-	(131)	-
Norte Energia S.A.	-	(23)	-	-	(27)	-
Other	7	(1)	-	8	(3)	1
	7	(241)	(6)	8	(266)	(6)
Associates
VLI	85	(13)	(1)	95	(9)	(1)
PTVI	-	(203)	-	-	-	-
Other	-	(1)	-	-	-	-
	85	(217)	(1)	95	(9)	(1)
Shareholders
Cosan	2	-	-	-	-	-
Bradesco	-	-	36	-	-	(47)
Mitsui	59	-	-	60	-	-

	61	-	36	60	-	(47)
Total	153	(458)	29	163	(275)	(54)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

51

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	93	-	-
Aliança Geração de Energia S.A.	-	(63)	-	-	(90)	-
Pelletizing companies (i)	-	(233)	(22)	-	(155)	(32)
MRS Logística S.A.	-	(340)	-	-	(309)	-
Norte Energia S.A.	-	(54)	-	-	(87)	-
Other	24	(8)	(3)	24	(8)	1
	24	(698)	(25)	117	(649)	(31)
Associates
VLI	276	(23)	(2)	240	(20)	(2)
PTVI	-	(203)	-	-	-	-
Other	-	(2)	3	-	-	-
	276	(228)	1	240	(20)	(2)
Shareholders
Cosan	2	(3)	-	-	-	-
Bradesco	-	-	(194)	-	-	222
Mitsui	176	-	-	190	-	-
Banco do Brasil	-	-	1	-	-	-
	178	(3)	(193)	190	-	222

Total	478	(929)	(217)	547	(669)	189

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b)       Outstanding balances with related parties

	Assets
	September 30, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	-	-	-	-	-	27
MRS Logística S.A.	-	15	31	-	16	34
Other	-	4	4	-	4	43
	-	19	35	-	20	104
Associates
VLI	-	41	-	-	46	-
PTVI		1	-	-	-	-
Other	-	-	2	-	1	2
	-	42	2	-	47	2
Shareholders
Cosan	-	2	-	-	1	-
Bradesco	170	-	116	176	-	313
Banco do Brasil	230	-	-	58	-	-
Mitsui	-	8	-	-	5	-
	400	10	116	234	6	313
Pension plan	-	11	-	-	16	-
Total	400	82	153	234	89	419

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

52

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	September 30, 2024		December 31, 2023
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	187	119	51	290
MRS Logística S.A.	21	-	48	-
Other	35	-	39	-
	243	119	138	290
Associates
VLI	1	89	1	59
PTVI	60	-	-	-
Other	2	-	4	-
	63	89	5	59
Shareholders
Cosan	1	-	1	-
Bradesco	-	43	-	23
	1	43	1	23
Pension plan	11	-	14	-
Total	318	251	158	372

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c)       Key management personnel compensation

During the nine-month period ended September 30, 2024, the compensation of the Company’s key management personnel was US$21 (2023: US$30).

53

October 24, 2024

Securities and Exchange Commission

100 F Street, N.E.

 Washington, DC 20549

 Commissioners:

We are aware that our report dated October 24, 2024 on our review of interim financial statements of Vale S.A., which appears in this Form 6-K, is incorporated by reference in the Registration Statements on Form F-3/A of Vale S.A. (No. 333-271248) and of Vale Overseas Limited (No. 333-271248-01).

Very truly yours,

/s/PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

54

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 24, 2024		Director of Investor Relations